Mail Stop 4561

July 27, 2007

Michael H. Gladstone
101 Arch Street
16th Floor
Boston, MA 02110-1106

Re: Boston Financial Qualified Housing Tax Credits LP II   File No.: 000-17777
Boston Financial Qualified Housing Tax Credits LP III File No.: 000-18462
Boston Financial Qualified Housing Tax Credit LP IV   File No.: 000-19765
Boston Financial Qualified Housing Tax Credits LP V   File No.: 000-19706
Boston Financial Tax Credit Fund Plus LP   File No.: 000-22104
Boston Financial Tax Credit Fund VII LP   File No.: 000-24584
Boston Financial Tax Credit Fund VIII LP   File No.: 000-26522

Form 8-K Filed July 26, 2007

Dear Mr. Gladstone:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

1.   We note the disclosure of material weaknesses in your internal controls. Tell us in what period the weaknesses occurred and whether or not you intend to restate any prior period for any adjustment resulting from such weaknesses; and if not, why not. Tell us in detail the steps you plan to take and procedures you plan to implement to correct each material weakness.

2.   Please provide us with a schedule of your fiscal year end fourth quarter adjustments (for both 2006 and 2007) to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to any prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

3.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Form 10-KSB for the year ended March 31, 2007

We monitored your Form 10-KSB solely related to the matter below.

4.   Reference is being made to Form 10-KSB for the year ended March 31, 2007. In light of the fact that a material weakness existed for the years ended March 31, 2007 and 2006, disclose in reasonable detail the basis for the officers' conclusions that the company's disclosure controls and procedures were nonetheless effective, as of the end of the period covered by the Form 10-KSB.

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Please file your supplemental response and amendment via EDGAR in response to these comments within 10 business days of the date of this letter. Please note that if you require longer than 10 business days to respond, you should contact the staff immediately to request additional time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant